FRANK FUNDS

Amendment No. 4 to Agreement and Declaration of Trust

The undersigned President of Frank Funds (the “Trust”) hereby certifies that the following resolution was adopted by the Board of Trustees of the Trust by written consent by at least a majority of the Board of Trustees, acting pursuant to Section 3.2 of Trust’s Agreement and Declaration of Trust:

WHEREAS, it is deemed desirable and in the best interests of the Trust to change the name of the West Hills Tactical Core Fund to the West Hills Core Fund.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to Section 4.1 of the Agreement and Declaration of Trust, the Board of Trustees hereby amend in its entirety the first paragraph of Section 4.2 to read as follows:

Section 4.2.  Establishment and Designation of Series or Classes.  Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares of the Trust and designate such Series the “Frank Value Fund”, the “West Hills Core Fund”, and the “Camelot Event Driven Fund”.  The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:

The above paragraph shall supersede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

Subsections (a) through (l) of Section 4.2 of the Agreement and Declaration of Trust of Frank Funds are hereby incorporated by reference.

Date: _October 29, 2021________
Brian J. Frank Brian J. Frank, President